Exhibit (a)(9)

 FOR IMMEDIATE RELEASE

 Contact:  Hasbro                                   MicroProse
           Wayne Charness:  News Media              Angela Edwards
           401-727-5983                             510-864-4336

           Renita O'Connell:  Investor Relations    Virginia Turner
           401-727-5401                             510-864-4431

                             HASBRO, INC. ANNOUNCES
                         EXPIRATION OF HART-SCOTT-RODINO
                            WAITING PERIOD REGARDING
                             PENDING ACQUISITION OF
                                 MICROPROSE, INC.

           Pawtucket, RI. August 31, 1998 -- Hasbro, Inc. (ASE: HAS) announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act applicable to the pending acquisition of MicroProse, Inc. (NASDAQ: MPRS) expired at 11:59 p.m. on August 29, 1998.

           Hasbro, Inc., its wholly owned subsidiary New HIAC Corp. and MicroProse, Inc. executed a definitive merger agreement on August 11, 1998, pursuant to which New HIAC Corp. commenced, on August 14, 1998, a cash tender offer for all of the outstanding shares of MicroProse, Inc. at a price of $6.00 per share. The offer is conditioned upon, among other things, the tender of at least 50.1% of the shares of MicroProse common stock outstanding on a fully diluted basis. The offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on Friday, September 11, 1998, unless the offer is extended. Bear, Stearns & Co. Inc. is acting as the Dealer Manager and D.F. King & Co. is acting as the Information Agent in connection with the offer.

           Hasbro, Inc. is a worldwide leader in the design, manufacture and marketing of toys, games, interactive software, puzzles and infant products. Both internationally and in the U.S., its Playskool registered trademark, Kenner registered trademark, Tonka registered trademark, OddzOn registered trademark, Super Soaker registered trademark, Milton Bradley registered trademark, Parker Brothers registered trademark, Tiger trademark, and Hasbro Interactive products, provide children and families with the highest quality and most recognizable toys and games in the world.

           MicroProse, Inc. is a leading developer and publisher of entertainment software for use on CD-ROM-based personal computers (PC's). The Company has four development studios located in Alameda, California; Hunt Valley, Maryland; Chapel Hill, North Carolina; and Chipping Sodbury, England. Products are available nationally and internationally and are sold through major distributors, retailers and mass merchants. Product and company information is available for download from the MicroProse Web site at www.microprose.com.

           This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is made only through the Offer to Purchase and the related Letter of Transmittal which were mailed to stockholders on or about August 14, 1998. Additional copies of such documents can be obtained by contacting the Information Agent at
 (800) 755-3107.